February 12, 2016
AIG Consumer Insurance 1999 Avenue of the Stars, 27th Floor Los Angeles, CA 90067 www.aig.com Helena Lee Assistant GENERAL COUNSEL Legal T + 1 310 772 6259 F +1 310 772 6569 hlee@sunamerica.com	VIA EDGAR & OVERNIGHT MAIL
Ms. Katie Sabo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Variable Separate Account (“Registrant”)
American General Life Insurance Company (“Depositor”)
Polaris Platinum III Variable Annuity
Post-Effective Amendment No. 5 and Amendment No. 5 on Form N-4
File Numbers: 333-185762 and 811-03859

Dear Ms. Sabo:

We are contacting you regarding Post-Effective Amendment No. 5 (the “New Amendment”) filed on February 12, 2016 that will automatically become effective on April 12, 2016.

Revisions that will be made in the New Amendment relating to the new optional guaranteed Living Benefit (“GLB”) feature are identical to revisions we intend to make in Depositor’s other variable annuity products registered on Form N-4 (“Other Registration Statements”). The Other Registration Statements will not include a new L-Share option as in the New Amendment. Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the new GLB feature in the Amendment for the Other Registration Statements.

Below are the file numbers for the Other Registration Statements to which we propose these identical revisions:

Product Name	File Numbers	Filing Type	Issuing Life Company
Polaris Choice IV	333-185784 811-03859	485(b)	American General Life Insurance Company
Polaris Preferred Solution	333-185778 811-03859	485(b)	American General Life Insurance Company
Polaris Platinum O-Series	333-185790 811-09003	485(b)	American General Life Insurance Company
Polaris Retirement Protector	333-185787 811-03859	485(b)	American General Life Insurance Company

The Depositor and the Registrant undertake to make the following representations in support of this request:

•	Because the new GLB feature in the Other Registration Statements is identical to the New Amendment, the Registrant will be able to revise the post-effective amendment to the Other Registration Statements effectively to reflect Commission staff comments made on the New Amendment.
•	The Registrant will make corresponding changes to the post-effective amendments to the Other Registration Statements in response to comments made by the Commission staff on the New Amendment.
•	The post-effective amendments to the Other Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).

We acknowledge that:

• Should the Commission or the Staff, acting pursuant to delegated authority, permit the Other Registration Statements to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and
• The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Other Registration Statements to go effective pursuant to Rule 485(b)(1)(vii), does not relieve the Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Other Registration Statements; and
• Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee